AMENDMENT TO GRANT HARTFORD OPTION AGREEMENT

THIS AMENDMENT TO OPTION AGREEMENT is made as of the 24th day of January, 2008.

BETWEEN

COMMONWEALTH RESOURCES, L.L.C, (hereinafter referred to as "Commonwealth", a limited liability company organized and existing under the laws of the State of Montana, whose mailing address is 619 S.W. Higgins Ave., Suite O, Missoula, Montana 59803;

AND

GRANT HARTFORD CORPORATION (hereinafter referred to as "GHC", a corporation organized and existing under the laws of the State of Montana, whose mailing address is 619 S.W. Higgins Ave., Suite O, Missoula, Montana 59803.

WHEREAS, the parties hereto entered into an Option Agreement on or about the 1st day of June, 2007; and

WHEREAS, the parties believe it is in their mutual best interests to amend Article 3.1(d) of said Option Agreement to revise the number of shares of the capital stock of GHC being issued pursuant to said Option Agreement;

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree that Article 3.1(d) of the said Option Agreement shall be amended to read as follows:

"(d)	Upon the execution of this Agreement issue to Commonwealth 19,000,000 common shares of the capital stock of GHC;"

All other provisions of said Option Agreement shall remain as originally executed.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

COMMONWEALTH RESOURCES, L.L.C.:	GRANT HARTFORD CORPORATION:

By: /s/Aaron L. Charlton Aaron L. Charlton, Member Manager	By: /s/Eric Sauve Eric Sauve, President